     Filed by Radian Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Companies: MGIC Investment Corporation
Commission File No. 1-10816

On April 9, 2007, Radian Group Inc. issued the following press release:

Contact:
For investors	–	Mona Zeehandelaar – phone: 215 231.1674
email: mona.zeehandelaar@radian.biz

For the media	–	Michelle Davidson – phone: 215 231.1325
cell: 215 260.6760
e-mail: michelle.davidson@radian.biz

Courtney Robinson – phone: 215 231.1762
cell: 215 629.6880
e-mail: courtney.robinson@radian.biz

Radian Releases 2006 Annual Report and Announces Expiration of Hart-Scott-Rodino Waiting Period for Merger with MGIC

PHILADELPHIA, PA, April 9, 2007 -- Radian Group Inc. (NYSE: RDN) today announced that its 2006 Annual Report is available on the company’s website at http://www.radian.biz/investors/financial/corporate.aspx, and has been mailed to stockholders. An archive of the company’s Annual Reports can be found at www.radian.biz > Investors > Financial Information > Radian Group Inc. > Annual Reports.

The 2006 Annual Report on Form 10-K for the year ended December 31, 2006, and other documents filed by Radian with the SEC can also be found in the Investors section of Radian’s website at http://www.ir.radian.biz/phoenix.zhtml?c=112301&p=irol-sec. Printed hard copies of the Report are available free of charge by sending a written request to Investor Relations, Radian Group Inc., 1601 Market Street, Philadelphia, Pennsylvania 19103.

Hart-Scott-Rodino Waiting Period Expires

The company also announced today that one requirement for its proposed merger with MGIC was completed last week. Radian and MGIC each filed a notice in March with the U.S. Federal Trade Commission and the U.S. Department of Justice to satisfy the filing requirements under the Hart-Scott-Rodino Act. This began a 30-day waiting period which expired on Thursday, April 5.

With this development, Radian and MGIC currently anticipate completing the merger late in the third quarter or early in the fourth quarter of 2007. To do this, both Radian and MGIC must obtain stockholder approval as well as additional regulatory approvals, although there can be no assurance that these approvals will be obtained, or that the deal will close as anticipated.

About Radian

Radian Group Inc. is a global credit risk management company headquartered in Philadelphia with significant operations in New York and London. Radian develops innovative financial solutions by applying its core mortgage credit risk expertise and structured finance capabilities to the credit enhancement needs of the capital markets worldwide, primarily through credit insurance products. The company also provides credit enhancement for public finance and other corporate and consumer assets on both a direct and reinsurance basis and holds strategic interests in active credit-based consumer asset businesses. Additional information may be found at www.radian.biz.

Additional Information about the Radian/MGIC Transaction

MGIC Investment Corporation (“MGIC”) and Radian Group Inc. (“Radian”) have filed a joint proxy statement/prospectus and other relevant documents concerning the MGIC/Radian merger transaction with the United States Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by MGIC are available free of charge by contacting Investor Relations at MGIC Investment Corporation, 250 East Kilbourn Avenue, Milwaukee, WI 53202. Documents filed with the SEC by Radian are available free of charge by calling Investor Relations at (215) 231-1486.

Radian and MGIC and their respective directors and executive officers, certain members of management and other employees are participants in the solicitation of proxies from Radian stockholders and MGIC stockholders with respect to the proposed merger transaction. Information regarding the directors and executive officers of Radian and MGIC and the interests of such participants are included in the joint proxy statement/prospectus filed with the SEC which relates to the merger transaction, Radian’s 2007 annual meeting of stockholders and MGIC’s 2007 annual meeting of stockholders—and in the other relevant documents filed with the SEC.

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Additional Information about the Radian/MGIC Transaction

     MGIC Investment Corporation (“MGIC”) and Radian Group Inc. (“Radian”) have filed a joint proxy statement/prospectus and other relevant documents concerning the MGIC/Radian merger transaction with the United States Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by MGIC are available free of charge by contacting Investor Relations at MGIC Investment Corporation, 250 East Kilbourn Avenue, Milwaukee, WI 53202. Documents filed with the SEC by Radian are available free of charge by calling Investor Relations at (215) 231-1486.

     Radian and MGIC and their respective directors and executive officers, certain members of management and other employees are participants in the solicitation of proxies from Radian stockholders and MGIC stockholders with respect to the proposed merger transaction. Information regarding the directors and executive officers of Radian and MGIC and the interests of such participants are included in the joint proxy statement/prospectus filed with the SEC which relates to the merger transaction, Radian’s 2007 annual meeting of stockholders and MGIC’s 2007 annual meeting of stockholders—and in the other relevant documents filed with the SEC.